

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________

Commission file number 333-75362

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Services Group Corp. Hourly 401(k) Plan
(formerly known as Masco Contractor Services, Inc. Hourly 401(k) Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

Page 1 of 15 consecutively numbered pages.
The exhibit index appears on page 14.

MASCO SERVICES GROUP CORP. HOURLY 401(k) PLAN
(formerly known as Masco Contractor Services, Inc. Hourly 401(k) Plan)

TABLE OF CONTENTS

	Page No.
Report of Independent Registered Public Accounting Firm	2
Financial Statements:	
Statements of Net Assets Available for Benefits at December 31, 2007 and 2006	3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007	4
Notes to Financial Statements	5-9
Supplemental Schedule:	
Schedule H, line 4i - Schedule of Assets (Held at End of Year) at December 31, 2007	10-11
Signature	12

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit, MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Masco Services Group Corp. Hourly 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Masco Services Group Corp. Hourly 401(k) Plan (formerly known as Masco Contractor Services, Inc. Hourly 401(k) Plan) (the "Plan") at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 24, 2008

MASCO SERVICES GROUP CORP. HOURLY 401(k) PLAN
(formerly known as Masco Contractor Services, Inc. Hourly 401(k) Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

ASSETS

	2007	2006
Investments, at fair value:		
Mutual funds	$18,279,815	$15,701,120
Masco Corporation Company Stock Fund	306,330	441,530
Participant loans receivable	1,148,888	1,045,282
Total investments	19,735,033	17,187,932
Receivables:		
Employer contributions	18,852	16,198
Participant contributions	80,217	68,431
Total receivables	99,069	84,629
NET ASSETS AVAILABLE FOR BENEFITS	$19,834,102	$17,272,561

The accompanying notes are an integral part of the financial statements.

MASCO SERVICES GROUP CORP. HOURLY 401(k) PLAN
(formerly known as Masco Contractor Services, Inc. Hourly 401(k) Plan)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2007

Additions:	
Investment activity:	
Net appreciation in fair value of investments	$ 382,397
Interest and dividend income	1,296,957
Total investment activity	1,679,354
Participant contributions	2,483,943
Employer contributions	560,821
Total additions	4,724,118
Deductions:	
Benefit payments	2,974,542
Other, net	7,218
Total deductions	2,981,760
Transfers:	
Net transfers into Plan (Note A)	819,183
Net increase	2,561,541
Net assets available for benefits:	
Beginning of year	17,272,561
End of year	$ 19,834,102

The accompanying notes are an integral part of the financial statements.

MASCO SERVICES GROUP CORP. HOURLY 401(k) PLAN
(formerly known as Masco Contractor Services, Inc. Hourly 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

A. Description of Plan:

The following description of the Masco Services Group Corp. ("Company") Hourly 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Effective October 1, 2007, the Plan name changed from Masco Contractor Services, Inc. Hourly 401(k) Plan to Masco Services Group Corp. Hourly 401(k) Plan.

1. *General.* The Plan is a defined contribution plan covering hourly employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

2. *Contributions.* Participants may contribute up to 50 percent (varying by division or subsidiary) of their pretax annual compensation, as defined in the Plan, not to exceed $15,500 in 2007. All employees who are eligible to make salary reductions under this Plan and who have attained the age of 50 before the close of the Plan Year shall be eligible to make catch-up contributions, which were limited to $5,000 in 2007. Participants may also make rollover contributions representing distributions from individual IRAs or other employers' tax-qualified plans. Participants may direct contributions in one percent increments in any of the various investment options. These options include professionally managed mutual funds and the Masco Corporation Company Stock Fund and vary in their respective strategies, risks and goals. Participants may change their investment options daily. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions (if applicable), and (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined in the Plan. Plan administrative expenses are paid by Masco Corporation and not charged to participants' accounts. Certain expenses may be incurred by individual participants for special services relating to their account. These costs are charged directly to the individual participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. *Vesting and Forfeited Employer Contributions.* Participants are immediately vested in their contributions plus actual earnings thereon. Vesting varies by division or subsidiary, but generally, participants are immediately vested in the Company matching and/or profit sharing contribution plus earnings thereon. At December 31, 2007 and 2006, forfeited nonvested employer contributions totaled $11 and $21, respectively, and the forfeited amounts were used in each succeeding year to reduce employer contributions and plan fees.

A. Description of Plan, concluded:

5. *Voting Rights.* Each participant who has an interest in the Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the trustee prior to the time that such rights are to be exercised. If the trustee does not receive timely instructions, the trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

6. *Participant Loans Receivable.* Generally, participants may borrow from their pretax or rollover contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms may range from 1-15 years. The loans are collateralized by the balance in the participant's account and generally bear interest at a rate equal to the Prime Rate on the date of application for the loan. Principal and interest is paid ratably through monthly payroll deductions. Loans outstanding at December 31, 2007 are due at various dates through 2022 and bear interest at rates ranging from 4.0% to 8.25%.

7. *Payment of Benefits.* Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single lump-sum payment.

During 2007, several transfers were executed within the Masco Services Group Corp. 401(k) Plan and Masco Services Group Corp. Hourly 401(k) Plan in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers of net assets into the Plan amounted to $819,183.

B. Summary of Significant Accounting Policies:

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

B. Summary of Significant Accounting Policies, concluded:

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services, Inc. using quoted market prices at December 31, 2007 and 2006. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment transactions are reflected on a trade-date basis. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

In September, 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of SFAS No. 157 is effective for the Plan year beginning January 1, 2008 and is not expected to have a material effect on the Plan's financial statements.

MASCO SERVICES GROUP CORP. HOURLY 401(k) PLAN
(formerly known as Masco Contractor Services, Inc. Hourly 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS, Continued

C. Investments:

The following investments represent five percent or more of the Plan's net assets at December 31, 2007 and 2006.

	2007	2006
Artisan Mid Cap Fund-Investor Class, 35,406 and 29,539 shares, respectively	$ 1,095,454	$ 899,744
Fidelity Magellan® Fund, 12,292 and 11,898 shares, respectively	$ 1,153,840	$ 1,065,142
Fidelity Retirement Government Money Market Portfolio, 2,929,569 and 3,952,241 shares, respectively	$ 2,929,569	$ 3,952,241
Fidelity Independence Fund, 67,757 and 73,326 shares, respectively	$ 1,910,058	$ 1,610,249
Fidelity Intermediate Bond Fund, 117,609 and 100,191 shares, respectively	$ 1,193,735	$ 1,027,965
Fidelity Equity Income II Fund, 42,555 and 36,633 shares, respectively	$ 977,923	$ 887,995
Fidelity Freedom 2020, 64,783 and 49,883 shares, respectively	$ 1,024,224	$ 774,686
Fidelity Freedom 2030, 69,504 and 58,809 shares, respectively	$ 1,148,205	$ 942,706

During 2007, the Plan's investments (including gains and losses on investments sold during the year, as well as investments held at year-end) appreciated in value by $382,397 as follows:

Mutual Funds	$ 497,057
Masco Corporation Company Stock Fund	(114,660)
	$ 382,397

The Masco Corporation Company Stock Fund is made up of Masco Corporation Common Stock totaling $299,544 and cash and money market investments of $6,786.

D. Income Tax Status:

The Internal Revenue Service determined and informed the Company by letter dated October 21, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

E. Plan Termination:

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. At the date of any such termination, the Administrative Committee of the Masco Services Group Corp. Hourly 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses, which will be prorated among the participants' accounts.

F. Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is also the trustee as defined by the Plan and, therefore, the purchases and sales qualify as party-in-interest transactions. There were no fees paid by the Plan for investment management services for the year ended December 31, 2007.

MASCO SERVICES GROUP CORP. HOURLY 401(k) PLAN

(formerly known as Masco Contractor Services, Inc. Hourly 401(k) Plan)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

(a)	(b) Identity of Issuer, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value And Number of Shares Outstanding	(d) Cost[1]	(e) Current Value
*	Franklin Templeton Group of Funds	Templeton Developing Markets Trust-Class A 7,878 shares		$ 240,291
*	American Beacon Advisors	American Beacon Small Cap Value Fund-PA Class 28,572 shares		492,017
*	Artisan Partners Limited Partnership	Artisan Mid Cap Fund-Investor Class 35,406 shares		1,095,454
*	JP Morgan Investment Management	JP Morgan Mid Cap Value Fund-Institutional Class 13,405 shares		328,791
*	The Managers Funds LLC	Managers Special Equity Fund 1,138 shares		73,105
*	Pacific Investment Management Series	PIMCO Total Return Fund-Administrative Class 32,074 shares		342,876
*	Wellington Management Company, LLP	Vanguard Wellington Fund-Admiral Class 2,033 shares		114,546
*	Fidelity Institutional Retirement Services Company	Fidelity Fund 15,461 shares		616,113
		Fidelity Magellan® Fund 12,292 shares		1,153,840
		Fidelity Intermediate Bond Fund 117,609 shares		1,193,735
		Fidelity Independence Fund 67,757 shares		1,910,058
		Fidelity Overseas Fund 12,444 shares		602,161
		Fidelity Low-Priced Stock Fund 14,256 shares		586,341
		Fidelity Equity Income II Fund 42,555 shares		977,923
		Fidelity Diversified International Fund 12,635 shares		504,123

MASCO SERVICES GROUP CORP. HOURLY 401(k) PLAN
(formerly known as Masco Contractor Services, Inc. Hourly 401(k) Plan)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2007

(a)	(b) Identity of Issuer, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value And Number of Shares Outstanding	(d) Cost[1]	(e) Current Value
*	Fidelity Institutional Retirement Services Company, concluded	Fidelity Retirement Government Money Market Portfolio 2,929,569 shares		2,929,569
		Spartan® U.S. Equity Index Fund 11,190 shares		580,742
		Fidelity Freedom Income Fund® 10,539 shares		120,669
		Fidelity Freedom 2000 Fund® 9,809 shares		121,336
		Fidelity Freedom 2005 Fund℠ 647 shares		7,630
		Fidelity Freedom 2010 Fund® 18,324 shares		271,565
		Fidelity Freedom 2015 Fund℠ 17,071 shares		212,874
		Fidelity Freedom 2020 Fund® 64,783 shares		1,024,224
		Fidelity Freedom 2025 Fund℠ 22,772 shares		300,129
		Fidelity Freedom 2030 Fund® 69,504 shares		1,148,205
		Fidelity Freedom 2035 Fund℠ 23,657 shares		323,621
		Fidelity Freedom 2040 Fund® 39,476 shares		384,105
		Fidelity Freedom 2045 Fund℠ 36,892 shares		418,730
		Fidelity Freedom 2050 Fund℠ 17,939 shares		205,042
		Masco Corporation Company Stock Fund 41,963 shares		306,330
		Masco Corporation Common Stock $299,544		
		Cash and Money Market $6,786		
	Participant Loans	*Ranging 1-15 years maturity with* Rates of Interest, 4.0% - 8.25%		1,148,888
				$ 19,735,033

[1]Historical cost information is no longer required on the Schedule of Assets (Held at End of Year) for participant directed investments.

* These investments are with a party-in-interest.

MASCO SERVICES GROUP CORP. HOURLY 401(k) PLAN
(formerly known as Masco Contractor Services, Inc. Hourly 401(k) Plan)

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Services Group Corp. Hourly 401(k) Plan

By: Masco Corporation, Plan Administrator of the Masco Services Group Corp. Hourly 401(k)Plan

Date: June 24, 2008 By: ______________________

John G. Sznewajs
Vice President, Treasurer and
Chief Financial Officer
Authorized Signatory

MASCO SERVICES GROUP CORP. HOURLY 401(k) PLAN
(formerly known as Masco Contractor Services, Inc. Hourly 401(k) Plan)

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP relating to the Plan financial statements



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit, MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-75362) of Masco Corporation of our report dated June 24, 2008 relating to the financial statements of Masco Services Group Corp. Hourly 401(k) Plan (formerly known as Masco Contractor Services, Inc. Hourly 401(k) Plan) which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
June 24, 2008

END